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                                                                 Exhibit (a)(11)



            Exhibit (a)(11) - Press Release, dated February 26, 2001


For Immediate Release
February 26, 2001

                 DRI ACQUISITION LLC COMPLETES TENDER OFFER FOR
              DELCO REMY INTERNATIONAL, INC. CLASS A COMMON STOCK

WILMINGTON, Del., February 26, 2001 /PRNewswire/ -- DRI Acquisition LLC ("DRI Acquisition"), a subsidiary of Court Square Capital Limited ("Court Square"), and Delco Remy International, Inc. ("Delco Remy") (NYSE:RMY), announced today that DRI Acquisition has accepted for purchase and payment all shares of Delco Remy Class A common stock not currently owned by Court Square at $9.50 per share, net to the seller in cash, which were validly tendered and not withdrawn as of the expiration of its tender offer at 12:00 midnight, New York City time, on February 23, 2001. DRI Acquisition stated that approximately 9,716,135 shares of Delco Remy Class A common stock were validly tendered pursuant to the tender offer and not withdrawn. When combined with shares already owned, Court Square and/or DRI Acquisition will hold 90.2% of the outstanding shares of Class A common stock immediately prior to consummation of the merger of DRI Acquisition with and into Delco Remy.

  Those Delco Remy stockholders who did not tender, and who do not seek appraisal of their shares, will have their shares converted into $9.50 per share net to each stockholder in cash. Court Square currently expects to complete a short-form merger by the end of next week. Questions and requests for assistance with respect to the offer may be directed to D. F. King & Co., DRI Acquisition's Information Agent for the tender offer, at 800-848-3402.

  Delco Remy, headquartered in Anderson, Indiana (USA), designs, manufactures, remanufactures and distributes electrical, powertrain/drivetrain and related components and provides core exchange services for automobiles and light trucks, medium- and heavy-duty trucks and other heavy-duty and industrial applications. Products include starter motors, alternators, engines, transmissions, torque converters, fuel systems and traction control systems. Delco Remy serves the aftermarket and original equipment manufacturer market, principally in North America, as well as Europe, Latin America and Asia Pacific. More information is available on the Company web site at http://www.delcoremy.com.
                                     ------------------------

  This press release may contain forward-looking statements identified by words such as "will," "may," "intends," and other words referring to events to occur in the future. The statements are based on information currently available to Court Square and Delco Remy and are subject to a variety of risks and uncertainties. Actual events, actions and contemplated transactions may depend on one or more of these risks and uncertainties and may vary materially from any future events, actions and contemplated transactions described in this press release. Court Square and Delco Remy undertake no obligation to update any forward-looking statements made in this press release.

SOURCE:  DRI Acquisition LLC

Investor Relations:             J. Timothy Gargaro       765-778-6660
                                David E. Stoll           765-778-6523
Media Relations:                John J. Pyzik            765-778-6607
Delco Remy Web site:            http:/www.delcoremy.com